INVEST IN **STAYSAFE BUILDING TECHNOLOGY INC.**

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Helping to build sustainable infrastructure projects that redefine how we live, work, and invest

🟦 **PITCH VIDEO**　⬜ **INVESTOR PANEL**





LAST CHANCE

CLOSING APR 30 @ 11PM EST

01	07	10	46
DAY	HOUR	MIN	SEC

🗨 **EARLY BIRD TERMS: $376,427 LEFT** ❓

$123,573
raised from 80 investors

INVEST
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INVEST

staysafeconcrete.com　Fort Lauderdale FL　[f] [⊙]

Infrastructure	3D Printing	Design
Construction	Manufacturing	

OVERVIEW　　**DETAILS**　　**UPDATES** 24　　**WHAT PEOPLE SAY** 23　　**ASK QUESTION** 9

Highlights

1　Addressing climate change by rethinking how we build our infrastructure

2　🏅Our composite-based concrete reinforcement is non-corrosive, lighter, stronger, and longer lasting.

3　🛶We have a primary focus on flood control along the eastern seaboard and gulf states

4　🏗Our super strong raised and floating foundations embrace off-the-grid & remote work opportunities

5　📈Digitalization of Financial Instruments is inevitable and we are pioneering this effort

6　⭐We now provide a high performing fiber reinforced concrete mix for use in 3D concrete printers

7　🔥We have the vision and skills to build a better LID infrastructure with seasoned Teaming Partners.

Our Founder



Kyle Meyer CEO

I have 45 years of business and entrepreneurial experience, most recently as the Founder/CEO of StaySafe Concrete Products Inc. Please visit our website to find some amazing new products.

StaySafe Building Technology is helping to address infrastructure and housing issues in hurricane and coastal flooding areas. It is also our mission to help provide a clear path to increase the safety of lives, protect assets, and improve the environment.

Pitch



Visionary Mission to Address Infrastructure and Coastal Housing Issues with Better Technology and Products

StaySafe and its partners are building relationships with municipalities and private sector developers to offer state-of-the-art products and a wide range of advanced applications that can be used in support of building and repairing seaports, highways, dams, tunnels, airports, commercial and residential buildings.





What We offer

The opportunity to own equity in the future of infrastructure. StaySafe's state-of-the-art concrete products will revolutionize life in coastal cities. From building support to reparations of seaports, dams, highways, tunnels, and residential life.



Our Business:

StaySafe Building Technology is a design-focused firm using new technology and high-performing concrete as a catalyst for developing products used in the development of a more sustainable infrastructure. Using our advanced concrete mixes and 3d concrete printing we can shorten the construction cycle, lower maintenance costs, and provide better quality control for customers worldwide.

Working with our partners we can introduce and demonstrate our products and services to the US Army Corps of Engineers and other municipal and private sector customers.

When we determined there is sufficient demand for a product, we mobilize our strategic partners and move forward with designing, manufacturing, marketing, and installing our proprietary concrete products.





Our Products

With our partners, we research to find and acquire the latest advances in building technology and then produce related concrete products and services that help our clients build a more cost effective and sustainable infrastructure.

- Low impact designed (LID) Raised Foundations,

- StaySafe 3D concrete printer mix

- StaySafe SIP Panel Homes

- StaySafe Floating Villas

- Low impact designed (LID) Seawalls and Docks

- High-performing and Ultra High performing concrete for mass transit and rail, streets, highways, seaports, airports, dams, power generation, water, wastewater, and even forthcoming revolutionary transportation systems that will enable the use of autonomous vehicles, the hyperloop, and more.

- EV Charging Stations

- Resort Development Support

- Ballistic Products and Technology



We Focus on Six Primary Channels for Developing Commercial Revenue

1. The municipal infrastructure market :

bridges, roads, dams, nuclear facilities, airports, railroads,

seaports, flood control areas.

2. The marine industry (boating and marina infrastructure):

sea walls, docks, piers, 3d concrete printing

3. Resort developers:

seawalls, docks, raised slabs, modular

buildings; plus, many other 3d printed buildings and structures

4. The commercial construction market:

high rise, tilt-up, structural,

façade, fencing, protective walls, and 3d concrete printing

5. The residential developer market:

foundations, SIPs, modular buildings, and 3d concrete printing

6. Military and Law Enforcement :

protective walls and buildings



Rethinking How We Work, Live, and Invest. The BTC Side

Working remotely has never been as accessible as it is now. Post Covid-19 many industries found it more cost-effective to keep employees at home. Allowing us the freedom to live and work anywhere. Airbnb has become increasingly popular. Stay Safe Modular Villas are the answer to new ways of living and investing.

StaySafe Building Technology is currently building over the water and on the water modular Villas as a way for clients to participate in the remote working revolution and the Airbnb rental business worldwide





 

Exciting Active Markets

- Eleuthera, Bahamas, raised foundations, villas

- Grand Bahama Island, raised foundations, seawall, and villas

- San Salvador, Bahamas, raised foundation and villas

- Tennessee- 5 Star Resort with raised foundations and Villas

- Surfside, South Caroline-fishing pier, raised foundations

- Fort Myers, Florida –raised foundation and villas

- Naples, Florida- raised foundation and Villa

- Miami, Seawalls

- Fort Lauderdale, seawalls



Traditional Concrete VS StaySafe

StaySafe's concrete provides significantly more compressive strength that traditional concrete. Depending on the mix, it has a compressive strength of 8,500 to 32,000 pounds per square inch (psi) compared to traditional concrete strengths of 2,500 to 5,000 psi.

- Our concrete offers endless opportunities in design. Stronger, safer, less maintenance.

- Construction time can be reduced with prefabricated StaySafe products

- Material quantiles are reduced which lowers transportation and machinery costs

- Sizing and complexity of footing and support requirements are reduced

- Extended longevity virtually eliminates maintenance costs and supports environmental conservation

- Durability and resistance to natural forces such as freeze/thaw cycles, storms, and water damage provides extensive life cycle savings.

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Applications

AN INNOVATIVE APPROACH TO CONSTRUCTION SITE PROBLEMS



StaySafe's mobile plants can be used in all different types of site work, thanks to their production versatility. The materials are held in separate compartments and the percentage of each element is defined according to the mix recipe, permitting us to produce **high performing concrete, mortars, cementitious mixtures, cold asphalt, and stabilized soil.** Starting from a precise indication of customer needs, we can produce a product type based on a design approach, which makes the production of a targeted and quality concrete mix material that is easier and faster to install and is stronger than traditional concrete.





Saving Our Coastal Cities With Raised Foundations

- StaySafe's raised foundations and 3d concrete printing will help save lives and further benefit cities and companies by helping to mitigate lost revenues with a more sustainable infrastructure during and after a storm.

Such benefits include:

- Lower relocation expenses

- Lower property damage

- Lower unemployment cost

- Lower medical expenses

- Keeping our coastal cities open and safe for tourism







Kyle Meyer is the Chief Executive Officer of the Company

Kyle has over 45 years of business and entrepreneurial experience including:

- Founder/Managing Member of Open-Source Capital, LLC, a company that specializes in structuring and financing Joint Ventures and SEC Regulation D506(c) Private Offering for real estate development projects

- Chief Executive Officer of Ironshore Capital, LLC. Ironshore Capital, LLC was a private equity firm that originated, co-invested, and managed real estate assets exclusively for the Baupost Group, a $30+ billion Boston-based hedge fund.

- Founder of BuilderFinancial Corp, which managed Builder Funding LLC. Builder Funding, LLC raised and invested over $350 million in participating in mezzanine funding to builders and developers.

- One of five co-founders of everbank.com an early online commercial bank

- Founder of American Finance & Investment Inc., recognized as the first company to originate a loan over the Internet

- Co-founder of Chadwick American Company a company that designed and exported modular housing to Algeria

- Founder of Core Construction Corp. a Ryan Home franchise in Northern Virginia

- Graduated from American University holding a Bachelor of Science in Business Administration, with a concentration in Real Estate Finance and Urban Development



Brett Meisenheimer, Executive VP/ Director of Operations for the Company

Over the last thirty-five years, Brett has developed, and maintained, hundreds of relationships with builders, contractors, property managers, engineers, institutions, local governments. His early focus was on waterproofing new construction; however, the demand for his services evolved into roofing, restoration, remediation, epoxy injections, protective coatings, and more. Brett has worked with manufacturers, architects, engineers, and local building officials getting products approved, and in many cases, acquiring territorial exclusivity contracts with new products.

- October 2009 – to 2017: Owned and operated Suburban Electric Company in North Carolina

- 1985 to 2009 Founder and owner of NV Waterproofing a major waterproofing subcontractor in the metropolitan Washington D.C. market

- Graduated from University of Arizona with a Bachelor of Science in Marketing and Management



Roger Heymann, CFO for the Company

Roger has over forty-five years of demonstrated history working with entrepreneurs in tax, business and strategic planning and accounting.

- Adjunct college professor American University and Montgomery College

- B D Seidman CPA

- Loeb Roberts CPAs

- Founder of Heymann, Suissa, and Stone, PA in Rockville, Maryland

- Roger is a member of AICPA, AICPA tax, nonprofit, financial planning sections and Forensic Section.